UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-35393

PRETIUM RESOURCES INC
(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXPLANATORY NOTE

This report on Form 6-K is furnished to incorporate by reference the applicable exhibits in each report on Form 6-K listed below into Pretium Resources Inc.’s (the “Company”) registration statement on Form F-10 (File No. 333-197304):

1.	Report on Form 6-K, dated February 12, 2015 (with respect to Exhibit 99.1 thereto);

2.	Report on Form 6-K, dated February 12, 2015 (with respect to Exhibit 99.1 thereto);

3.	Report on Form 6-K, dated May 13, 2015 (with respect to Exhibit 99.1 thereto);

4.	Report on Form 6-K, dated June 9, 2015 (with respect to Exhibit 99.1 thereto);

5.	Report on Form 6-K, dated June 9, 2015 (with respect to Exhibit 99.1 thereto);

6.	Report on Form 6-K, dated June 9, 2015 (with respect to Exhibit 99.2 thereto);

7.	Report on Form 6-K, dated September 17, 2015 (with respect to Exhibit 99.1 thereto);

8.	Report on Form 6-K, dated September 28, 2015 (with respect to Exhibit 99.1 thereto);

9.	Report on Form 6-K, dated October 9, 2015 (with respect to Exhibit 99.1 thereto); and

10.	Report on Form 6-K, dated November 9, 2015 (with respect to Exhibits 99.1 and 99.2 thereto).

Additionally, Exhibits 99.1 and 99.2 hereto are hereby incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-197304).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Joseph J. Ovsenek
Date: February 17, 2016	Name:	Joseph J. Ovsenek
	Title:	President

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Material Change Report of Pretium Resources Inc., dated September 1, 2015.
99.2	Material Change Report of Pretium Resources Inc., dated February 17, 2016.